Exhibit 99.1

Fourth Quarter 2025 Earnings Press Release

Marine Products Corporation Reports Fourth Quarter

and Full Year 2025 Financial Results

ATLANTA, February 5, 2026 – Marine Products Corporation (NYSE: MPX) (the “Company”), a leading manufacturer of fiberglass boats, announced its unaudited results for the fourth quarter and full year ended December 31, 2025.

* Non-GAAP measures, including EBITDA, EBITDA margin, adjusted net income, adjusted net income margin, and free cash flow are reconciled to the most directly comparable GAAP measures in the appendices of this earnings release.

* All comparisons are year-over-year to 4Q:24 unless stated otherwise.

Fourth Quarter 2025 Results

•	Net sales increased 35% year-over-year to $64.6 million

•	Net income was $2.4 million, down 45% year-over-year, and diluted Earnings Per Share (EPS) was $0.07; Net income margin decreased 520 basis points to 3.7%

•	Adjusted net income, was $3.4 million, and adjusted diluted Earnings per Share (EPS) was $0.10. Adjustments relate to taxes on company owned life insurance policies liquidated in 4Q:25 as part of the previously announced dissolution of the non-qualified supplemental retirement income plan

•	Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) was $4.5 million, up 3% year-over-year; EBITDA margin decreased 220 basis points to 7.0%

•	The Company generated strong operating and free cash flow, ending the quarter with approximately $43.5 million in cash and no debt

Full Year 2025 Results

•	Net sales increased 3% year-over-year to $244.4 million

•	Net income was $11.4 million, down 36% year-over-year, and diluted Earnings Per Share (EPS) was $0.32; Net income margin decreased 280 basis points to 4.7%

•	Adjusted net income was $12.4 million, and adjusted diluted Earnings per Share (EPS) was $0.35. Adjustments relate to taxes on company owned life insurance policies liquidated in 4Q:25 as part of the previously announced dissolution of the non-qualified supplemental retirement income plan

•	Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) was $17.2 million, down 18% year-over-year; EBITDA margin decreased 190 basis points to 7.0%

4Q:25 Consolidated Financial Results (year-over-year comparisons versus 4Q:24)

Net sales were $64.6 million, up 35%. The increase in net sales was primarily due to a price/mix increase of 12%, and a 22% increase in the number of boats sold during the quarter.

Fourth Quarter 2025 Earnings Press Release

Gross profit was $12.7 million, up 39%. Gross margin was 19.6%, up 40 basis points versus the prior year period.

Selling, general and administrative expenses were $8.9 million, up 61%, and represented 13.9% of net sales, up 230 basis points versus 4Q:24.

Interest income of $376 thousand decreased due to lower cash balances and lower interest rates.

Income tax provision was $1.8 million, or 42.5% of income before income taxes, up primarily due to the tax impact of the liquidation of company-owned life insurance policies that were part of the previously announced dissolution of a non-qualified supplemental retirement income plan.

Net income and diluted EPS were $2.4 million and $0.07, respectively, down from $4.3 million and $0.12, respectively, in 4Q:24. Net income margin was 3.7%, down 520 basis points.

EBITDA was $4.5 million, up from $4.4 million. EBITDA margin was 7.0%, down 220 basis points from last year’s fourth quarter.

Balance Sheet, Cash Flow and Capital Allocation

Cash and cash equivalents were $43.5 million at the end of 4Q:25, with no outstanding borrowings under the Company’s $20 million revolving credit facility.

Net cash provided by operating activities and free cash flow were $16.5 million and $14.9 million, respectively, year-to-date through 4Q:25.

Payment of dividends totaled $19.6 million year-to-date through 4Q:25.

Conference Call Information

Due to this morning’s joint announcement with MasterCraft Boat Holdings, Inc. (NASDAQ: MCFT), the Company will not be hosting a conference call to discuss results for the quarter.

About Marine Products

Marine Products Corporation is a leading manufacturer of high-quality fiberglass boats under the brand names Chaparral and Robalo. Chaparral’s sterndrive models include SSi Sportboats and SSX Luxury Sportboats, and the GTS SURF Series. Chaparral’s outboard offerings include OSX Luxury Sportboats, the SSi Outboard Bowriders, and SSX Luxury Sportboats. Robalo builds an array of outboard sport fishing models, which include Center Consoles, Dual Consoles and Cayman Bay Boats. For more information on Marine Products Corporation visit our website at www.marineproductscorp.com, charparralboats.com, and robalo.com.

Fourth Quarter 2025 Earnings Press Release

Forward Looking Statements

Certain statements and information included in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements that look forward in time or express management’s beliefs, expectations, hopes or strategies. In particular, such statements include, without limitation, those relating to the proposed transaction with MasterCraft. Risk factors that could cause such future events not to occur or our strategies not to succeed as expected include the following: our ability to consummate the pending combination with MasterCraft on the proposed terms or on the proposed timeline, or at all, including risks and uncertainties related to securing the necessary regulator and stockholder approvals and the satisfaction of other closing conductions; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the transition with MasterCraft, effects relating to the announcement of the pending combination with MasterCraft, including on the market price of our common stock and our relationships with customers, employees, dealers and suppliers, and the risk of potential stockholder litigation associated with the pending combination with MasterCraft; negative economic conditions, including increased tariffs, unavailability of credit and possible decreases in the level of consumer confidence impacting discretionary spending; business interruptions due to, e.g., adverse weather conditions, supply chain disruptions and/or further increased interest rates; our retail incentives and allowances may not successfully increase consumer demand as anticipated; due to negative impacts to the overall economy, industry; competition; our adjustments to production levels may not match demand; increased cost of boat ownership makes it more difficult to raise prices in the future to compensate for increased costs; our new model launches may not match dealer and consumer preferences, which are inherently uncertain; and our ability to manage manufacturing costs may be constrained in light of lower production levels and/or higher materials costs due to unexpected or increased tariffs and/or higher inflation. Additional factors that could cause the actual results to differ materially from management’s projections, forecasts, estimates and expectations are contained in Marine Products’ Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2024.

Joshua Large

Vice President, Corporate Finance and Investor Relations

(404) 321-2152

jlarge@marineproductscorp.com

Michael L. Schmit

Chief Financial Officer

(404) 321-7910

irdept@marineproductscorp.com

Fourth Quarter 2025 Earnings Press Release

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands except per share data)

	Three Months Ended		Year Ended
December 31,	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	$64,571	$47,818	$244,419	$236,555
Cost of goods sold	51,886	38,660	197,644	191,057
Gross profit	12,685	9,158	46,775	45,498
Selling, general and administrative expenses	8,946	5,567	32,747	27,376
Gain on disposition of assets, net	—	(93)	—	(144)
Operating income	3,739	3,684	14,028	18,266
Interest income, net	376	512	1,737	2,876
Income before income taxes	4,115	4,196	15,765	21,142
Income tax provision (benefit)	1,750	(71)	4,382	3,289
Net income	$2,365	$4,267	$11,383	$17,853

EARNINGS PER SHARE (1)
Basic	$0.07	$0.12	$0.32	$0.50
Diluted	$0.07	$0.12	$0.32	$0.50

AVERAGE SHARES OUTSTANDING (1)
Basic	34,999	34,707	34,965	34,689
Diluted	34,999	34,707	34,965	34,689

(1) Earnings per share reflects a reduction of $0.01 for the twelve months ended December 31, 2025 and 2024, due to the adjustment for earnings attributable to participating securities under the two-class method. Special dividend paid in Q2 2024 resulted in a reduction of $1,108 for earnings attributable to participating securities during the twelve months ended December 31, 2024. Average shares outstanding were reduced by 910 and 877 shares of participating securities for the years ended December 31, 2025 and 2024, respectively, under the two-class method. Participating securities are share-based payment awards with non-forfeitable rights to dividends.

Fourth Quarter 2025 Earnings Press Release

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(in thousands)
	December 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Cash and cash equivalents	$43,512	$52,379
Accounts receivable, net	6,865	4,176
Inventories	54,691	49,960
Income taxes receivable	2,208	439
Prepaid expenses and other current assets	3,302	3,040
Total current assets	110,578	109,994
Property, plant and equipment, net	22,650	24,247
Goodwill	3,308	3,308
Other intangibles, net	465	465
Deferred income taxes	5,217	9,729
Retirement plan assets	—	18,489
Other long-term assets	5,014	5,015
Total assets	$147,232	$171,247

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable	$6,648	$5,499
Accrued expenses and other liabilities	13,960	13,425
Total current liabilities	20,608	18,924
Retirement plan liabilities	—	21,667
Other long-term liabilities	1,659	1,653
Total liabilities	22,267	42,244

Stockholders' Equity
Preferred stock	—	—
Common stock	3,500	3,471
Capital in excess of par value	—	—
Retained earnings	121,465	125,532
Total stockholders' equity	124,965	129,003
Total liabilities and stockholders' equity	$147,232	$171,247

Fourth Quarter 2025 Earnings Press Release

MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(in thousands)
Year Ended December 31,	2025	2024
	(Unaudited)
OPERATING ACTIVITIES
Net income	$11,383	$17,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,138	2,786
Working capital	(7,818)	6,036
Other operating activities	9,761	2,851
Net cash provided by operating activities	16,464	29,526

INVESTING ACTIVITIES
Capital expenditures	(1,541)	(4,596)
Proceeds from benefit plan financing arrangement	20,715	—
Distribution from benefit plan financing arrangement	(23,855)	—
Proceeds from sale of assets	—	163
Net cash used for investing activities	(4,681)	(4,433)

FINANCING ACTIVITIES
Payment of dividends	(19,595)	(43,733)
Cash paid for common stock purchased and retired	(1,055)	(933)
Net cash used for financing activities	(20,650)	(44,666)

Net decrease in cash and cash equivalents	(8,867)	(19,573)
Cash and cash equivalents at beginning of period	52,379	71,952
Cash and cash equivalents at end of period	$43,512	$52,379

Fourth Quarter 2025 Earnings Press Release

Non-GAAP Measures

Marine Products Corporation has used the non-GAAP financial measures of adjusted net income, adjusted net income margin, adjusted earnings per share, EBITDA, EBITDA margin, and free cash flow in today's earnings release. These measures should not be considered in isolation or as a substitute for performance or liquidity measures prepared in accordance with GAAP. Management believes that presenting these non-GAAP measures enables investors to compare our operating performance consistently over various time periods without regard to changes in our capital structure. Management believes that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating Marine Products’ liquidity. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of our liquidity. Additionally, Marine Products’ definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures, due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, management believes it is important to view free cash flow as a measure that provides supplemental information to our Condensed Consolidated Statements of Cash Flows.

A non-GAAP financial measure is a numerical measure of financial performance, financial position, or cash flows that either 1) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows, or 2) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Set forth in the appendices below are reconciliations of these non-GAAP measures with their most directly comparable GAAP measures. These reconciliations also appear on Marine Products Corporation’s investor website, which can be found on the Internet at www.marineproductscorp.com.

Appendix A

(Unaudited)	Three Months Ended		Year Ended
December 31,	2025	2024	2025	2024
Reconciliation of Net Income to Adjusted Net Income (In thousands)
Net income	$2,365	$4,267	$11,383	$17,853
Adjustments:
Add: Taxes on company owned life insurance liquidation	1,039	—	1,039	—
Adjusted net income	$3,404	$4,267	$12,422	$17,853

Fourth Quarter 2025 Earnings Press Release

(Unaudited)	Three Months Ended		Year Ended
December 31,	2025	2024	2025	2024
Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share
Diluted earnings per share	$0.07	$0.12	$0.32	$0.50
Adjustments:
Add: Taxes on company owned life insurance liquidation	0.03	—	0.03	—
Adjusted diluted earnings per share	$0.10	$0.12	$0.35	$0.50

Weighted average shares outstanding (in thousands)	34,999	34,707	34,965	34,689

Appendix B

(Unaudited)	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
(In thousands)	2025	2024	2025	2024
Reconciliation of Net Income to EBITDA and Net Income Margin to EBITDA Margin
Net income	$2,365	$4,267	$11,383	$17,853
Adjustments:
Add: Income tax provision (benefit)	1,750	(71)	4,382	3,289
Add: Depreciation and amortization	777	698	3,138	2,786
Less: Interest income, net	376	512	1,737	2,876
EBITDA	$4,516	$4,382	$17,166	$21,052

Net sales	$64,571	$47,818	$244,419	$236,555

Net income margin(1)	3.7%	8.9%	4.7%	7.5%

Adjusted net income margin(1)	5.3%	8.9%	5.1%	7.5%

EBITDA margin(1)	7.0%	9.2%	7.0%	8.9%

(1) Net income margin is calculated as Net income divided by Net sales. Adjusted net income margin is calculated as Adjusted net income divided by Revenues. EBITDA margin is calculated as EBITDA divided by Net sales.

Appendix C

(Unaudited)	Year Ended
	December 31,	December 31,
(In thousands)	2025	2024
Reconciliation of Operating Cash Flow to Free Cash Flow
Net cash provided by operating activities	$16,464	$29,526
Capital expenditures	(1,541)	(4,596)
Free cash flow	$14,923	$24,930